UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SIGN MEDIA SYSTEMS, INC.
(Exact name of registrant as specified in its in its charter)

Florida	**02-0555904**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2100 19th Street, Sarasota, FL	**34234**
(Address of principal executive offices)	(Zip Code)

The Sign Media Systems, Inc 2006 Consultant Stock Plan
(Full title of the plan)

Antonio F. Uccello, III, 2100 19th Street, Sarasota, FL 34234
(Name and address of agent for service)

941.330.0330
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be Registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, no par value	10,000,000	$0.15	$1,500,000	$160.50

(1) This registration statement shall also cover any additional securities that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, for the 10,000,000 shares registered hereunder (based on the average of the bid and asked price for the Company's Common Stock as quoted on the over-the-counter bulletin board on January 9, 2007.

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

PART I
INFORMATION REQUIRED IN SECTION 10(A) PROSPECTUS

ITEM 1. PLAN INFORMATION

Not Applicable.

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN INFORMATION

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, which we previously filed with the Securities and Exchange Commission (the "SEC"), are incorporated by reference in this Registration Statement:

(a) Our Form 10-SB12G, Registration of Securities for Small Business pursuant to Section 12(g) of the Securities Exchange Act of 1934, filed with the SEC on May 4, 2004, as subsequently amended by Amended Forms 10-SB12G filed with the SEC on October 8, 2004, October 27, 2004, February 9, 2005, April 1, 2005, May 13, 2005, and September 12, 2005, (Commission File No. 000-50742);

(b) Our Form 10-KSB, Annual Report for the year ended December 31, 2005, filed with the SEC on February 3, 2006, as subsequently amended by Amended Forms 10-KSB filed with the SEC on April 17, 2006, and September 29, 2006.

(c) Our Form 10-QSB, Quarterly Report for the quarterly period ended March 31, 2006 filed with the SEC on June 22, 2006 as subsequently amended by Amended Form 10-QSB filed with the SEC on September 29, 2006;

(d) Our Form 10-QSB, Quarterly Report for the quarterly period ended June 30, 2006, filed with the SEC on August 21, 2006 as subsequently amended by Amended Form 10-QSB filed with the SEC August 29, 2006;

(e) Our Form 10QSB, Quarterly Report for the quarterly period ended September 30, 2006, filed with the SEC on November 14, 2006;

(f) The description of our common stock, no par value, contained in our Form 10-SB12G/A6, Registration of Securities for Small Business pursuant to Section 12(g) of the Securities Exchange Act of 1934, filed with the SEC on September 12, 2005;

(g) In addition, all documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement and prior to our filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining

unsold, are incorporated by reference in this Registration Statement and are a part hereof fro the date of filing such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any such other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES

Not Applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

Not Applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have authority under Section 607.0850 of the Florida Business Corporation Act ("Florida Law") to indemnify our directors and officers to the extent provided in such statute. Our Articles of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of our officers, and directors to the fullest extent permitted by Florida Law either now or hereafter. The provisions of Florida Law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida Law. In addition, each director will continue to be subject to liability for: (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of us to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. Florida Law does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We believe that such indemnification provisions are necessary to attract and retain qualified persons as directors and executive officers.

The Securities and Exchange Commission has taken the position that indemnification of officers, directors or persons controlling the Company for liabilities arising under the Securities Act of 1933, as amended, is held to be against public policy and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

        Not Applicable.

ITEM 8.   EXHIBITS

Exhibit Number   Document

3.1   Amended Articles of Incorporation of Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB12G filed as of May 4, 2004.

3.2   By-Laws of Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB12G filed as of May 4, 2004.

4   Specimen Certificate of the Common Stock of Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB12G filed as of May 4, 2004.

5   Legal opinion from Law Offices of Joseph L. Pittera.

23.1   Consent from Bagell, Josephs, Levine & Company, L.L.C., Certified Public Accountants.

23.2   Consent of Joseph L. Pittera, Attorney at Law.

24   Power of Attorney (included in signature page of this Registration Statement).

99   2006 Consultant Stock Plan.

ITEM 9.   UNDERTAKINGS

        The undersigned registrant hereby undertakes:
        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set

5

forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 and Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sarasota, State of Florida, on January 10, 2007.

SIGN MEDIA SYSTEMS, INC.
(Registrant)

/s/ Antonio F. Uccello, III
Antonio F. Uccello, III
Chief Executive Officer, President, Chief Financial Officer,
Chairman of the Board of Directors
January 10, 2007

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints ANTONIO F. UCCELLO, III, with full power to act without the others, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Antonio F. Uccello, III
Antonio F. Uccello, III
Chief Executive Officer, President, Chief
Financial Officer, Chairman of the
Board of Directors
January 10, 2007

/s/ Thomas Bachman
Thomas Bachman
Director
January 10, 2007

/s/ Stephen R. MacNamara
Stephen R. MacNamara
Director
January 10, 2007